# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ALX Oncology Holdings Inc., CIK 0001810182
CUSIP: 00166B105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 323 Allerton Avenue, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001425738

## Reporting persons
- Redmile Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,214,188; sole dispositive power 0; shared dispositive power 9,214,188; aggregate amount beneficially owned 9,214,188 (6.8% of the class)
  Comment: The information in Item 4 relating to the shares of the Issuer's common stock ("Common Stock") that are or may be deemed beneficially owned by Redmile Group, LLC ("Redmile") is incorporated herein by reference.
  
  Percentage based on: (i) 134,540,741 shares of Common Stock outstanding as of March 31, 2026, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the SEC on April 20, 2026 (the "Schedule 14A"); plus (ii) 1,250,000 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants to purchase Common Stock (the "Warrants").
- Jeremy C. Green: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 9,214,188; sole dispositive power 0; shared dispositive power 9,214,188; aggregate amount beneficially owned 9,214,188 (6.8% of the class)
  Comment: The information in Item 4 relating to the shares of Common Stock that are or may be deemed beneficially owned by Jeremy C. Green is incorporated herein by reference.
  
  Percentage based on: (i) 134,540,741 shares of Common Stock outstanding as of March 31, 2026, as reported by the Issuer in the Schedule 14A; plus (ii) 1,250,000 shares of Common Stock issuable upon exercise of the Warrants.
- Redmile Biopharma Investments III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,267,838; sole dispositive power 0; shared dispositive power 5,267,838; aggregate amount beneficially owned 5,267,838 (3.9% of the class)
  Comment: Redmile Biopharma Investments III, L.P. ("RBI III") may be deemed to beneficially own (i) 4,017,838 shares of Common Stock, and (ii) 1,250,000 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI III.
  
  Percentage based on: (i) 134,540,741 shares of Common Stock outstanding as of March 31, 2026, as reported by the Issuer in the Schedule 14A; plus (ii) 1,250,000 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI III.

## Item 1. Issuer
Name of issuer: ALX Oncology Holdings Inc.
Address of issuer's principal executive offices: 323 Allerton Avenue, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing:
Redmile Group, LLC
Jeremy C. Green
Redmile Biopharma Investments III, L.P.
Address of principal business office or, if none, residence:
Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939

Jeremy C. Green
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

Redmile Biopharma Investments III, L.P.
c/o Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939
Citizenship:
Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom
Redmile Biopharma Investments III, L.P.: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Redmile Group, LLC - 9,214,188 (1)
Jeremy C. Green - 9,214,188 (1)
Redmile Biopharma Investments III, L.P. - 5,267,838 (2)
Percent of class:
Redmile Group, LLC - 6.8% (3)
Jeremy C. Green - 6.8% (3)
Redmile Biopharma Investments III, L.P. - 3.9% (3)
Sole power to vote or to direct the vote:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Redmile Biopharma Investments III, L.P. - 0
Shared power to vote or to direct the vote:
Redmile Group, LLC - 9,214,188 (1)
Jeremy C. Green - 9,214,188 (1)
Redmile Biopharma Investments III, L.P. - 5,267,838 (2)
Sole power to dispose or to direct the disposition:
Redmile Group, LLC - 0
Jeremy C. Green - 0
Redmile Biopharma Investments III, L.P. - 0
Shared power to dispose or to direct the disposition:
Redmile Group, LLC - 9,214,188 (1)
Jeremy C. Green - 9,214,188 (1)
Redmile Biopharma Investments III, L.P. - 5,267,838 (2)

(1) As of March 31, 2026, Redmile's and Jeremy C. Green's beneficial ownership of Common Stock is comprised of (i) 7,964,188 shares of Common Stock and (ii) 1,250,000 shares of Common Stock issuable upon exercise of the Warrants. The Warrants are subject to a 9.99% beneficial ownership limitation. All of such shares of Common Stock and the Warrants are directly owned by certain investment vehicles, including RBI III, for which Redmile is the investment manager (the "Redmile Funds"). Redmile may be deemed to beneficially own these securities in its capacity as the investment manager with discretion to vote and dispose of all shares of Common Stock held by the Redmile Funds. Mr. Green also may be deemed to beneficially own these securities as the principal of Redmile. Redmile and Mr. Green each disclaim beneficial ownership of these securities, except to the extent of its or his pecuniary interest in such securities, if any.

(2) RBI III may be deemed to beneficially own (i) 4,017,838 shares of Common Stock, and (ii) 1,250,000 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI III.

(3) Percentage based on: (i) 134,540,741 shares of Common Stock outstanding as of March 31, 2026, as reported by the Issuer in the Schedule 14A; plus (ii) 1,250,000 shares of Common Stock issuable upon exercise of the Warrants directly held by RBI III.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (05/15/2026)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (05/15/2026)
- Redmile Biopharma Investments III, L.P.: /s/ Jeremy C. Green, Managing Member of Redmile Biopharma Investments III (GP), LLC, general partner of Redmile Biopharma Investments III, L.P. (05/15/2026)